SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

NUMERICAL TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

NEON ACQUISITION CORPORATION

and

SYNOPSYS, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67053T101

(CUSIP Number of Class of Securities)

Steven K. Shevick

Synopsys, Inc.

700 East Middlefield Road

Mountain View, California 94043

(650) 584-5000

Copy to:

Victor I. Lewkow, Esq.

Doron Lipshitz, Esq.

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation* $283,086,811	Amount of Filing Fee** $26,043.99

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of (a) 40,440,973, the estimated number of shares of common stock, par value $0.0001 per share, of Numerical Technologies, Inc. (the “Shares”) to be acquired in this tender offer and the merger (representing (i) 33,712,870 Shares outstanding, (ii) 6,454,800 Shares issuable upon the exercise of outstanding options, and (iii) 273,303 Shares issuable upon the exchange of the outstanding exchangeable shares of Numerical Technologies Canada Inc.), and (b) the tender offer price of $7.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 10, 2003, is $92 per $1 million percent of the aggregate Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,043.99	Filing Party: Neon Acquisition Corporation and Synopsys, Inc.

Form or Registration No.: SC TO-T and SC TO-T/A	Date Filed: January 23, 2003 and February 5, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Page 1 of 8 Pages

Exhibit Index begins on Page 8

CUSIP Number: 67053T101

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Synopsys, Inc. IRS Identification Number: 561546236

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 31,107,569 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 31,107,569

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,107,569

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.2%(1)

14.	TYPE OF REPORTING PERSON CO

(1)	Based on 34,112,167 shares of Numerical common stock issued and outstanding as of the close of business on February 27, 2003.

Page 2 of 8 Pages

Exhibit Index begins on Page 8

CUSIP Number: 67053T101

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Neon Acquisition Corporation IRS Identification Number: 05-0553917

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 31,107,569 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 31,107,569

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,107,569

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.2%(1)

14.	TYPE OF REPORTING PERSON CO

(1)  Based on 34,112,167 shares of Numerical common stock issued and outstanding as of the close of business on February 27, 2003.

Page 3 of 8 Pages

Exhibit Index begins on Page 8

CUSIP Number: 67053T101

This statement constitutes (a) Amendment No. 5 (the “Amendment”) amending the Tender Offer Statement on Schedule TO, filed initially on January 23, 2003, by Neon Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation (“Synopsys”), as amended by Amendment No. 1, dated February 5, 2003, Amendment No. 2, dated February 13, 2003, Amendment No. 3, dated February 21, 2003, and Amendment No. 4, dated February 25, 2003 (the “Schedule TO”), and (b) Amendment No. 3 to the Schedule 13D initially filed on January 22, 2003, by Synopsys, as amended by Amendment No. 1, dated February 21, 2003, and Amendment No. 2, dated February 25, 2003 (the “Schedule 13D”), in each case relating to the offer to purchase by Purchaser all the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock” or the “Shares”), of Numerical Technologies, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2003, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Schedule TO was filed on behalf of Purchaser and Synopsys. Capitalized terms used but not defined herein which are defined in the Offer to Purchase or the Schedule 13D, as the case may be, have the respective meanings given to them therein.

Schedule TO

Items 1-11.

Items 1-11 are hereby amended and supplemented as follows:

“The subsequent offering period of the Offer expired at 12:00 midnight, New York City time, on Thursday, February 27, 2003. The Depositary has advised Synopsys and Purchaser that, as of the expiration of the subsequent offering period of the Offer, an aggregate of approximately 31,067,037 Shares were validly tendered to Purchaser in the Offer, including approximately 79,780 Shares delivered through notices of guaranteed delivery, representing approximately 90.71% of the Shares outstanding. Purchaser has accepted all validly tendered Shares for payment in accordance with the terms of the Offer.

Pursuant to the terms of the Merger Agreement, Synopsys will cause the merger of Purchaser with and into the Company as soon as practicable. As a result of the Merger, each issued and outstanding Share that was not tendered in the Offer (other than Shares that are owned by Synopsys or the Company or any of their respective wholly owned subsidiaries, all of which will be cancelled without any consideration being exchanged therefor, and any Shares that are owned by stockholders who properly exercise dissenters’ rights under the DGCL) will be, by virtue of the Merger and without any action on the part of the holder thereof, converted into the right to receive the same price paid in the Offer, that is $7.00 in cash, without interest thereon and less any required withholding taxes, upon surrender of the certificate representing such Share, and the Company will become a wholly owned subsidiary of Synopsys.

On February 28, 2003, Synopsys issued a press release announcing the expiration of the subsequent offering period of the Offer, the text of which is set forth as Exhibit (a)(1)(M) hereto and is incorporated by reference herein.”

Page 4 of 8 Pages

Exhibit Index begins on Page 8

CUSIP Number: 67053T101

Item 12.     Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 23, 2003*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Text of joint press release issued by Synopsys and the Company, dated January 13, 2003*

(a)(1)(H)	Text of press release issued by Synopsys, dated January 23, 2003*

(a)(1)(I)	Form of summary advertisement, published January 23, 2003*

(a)(1)(J)	Text of press release issued by Synopsys, dated February 5, 2003**

(a)(1)(K)	Text of press release issued by Synopsys, dated February 21, 2003***

(a)(1)(L)	Text of press release issued by Synopsys, dated February 25, 2003****

(a)(1)(M)	Text of press release issued by Synopsys, dated February 28, 2003

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated January 12, 2003, among Synopsys, Purchaser and the Company*

(d)(2)	Stockholder Tender Agreement, dated January 12, 2003, between Synopsys and certain stockholders of the Company*

(d)(3)	Confidentiality Agreement, dated December 6, 2003, between Synopsys and the Company*

(g)	Not applicable

(h)	Not applicable

*	Previously filed on January 23, 2003 as an exhibit to the Schedule TO.

**	Previously filed on February 5, 2003 as an exhibit to Amendment No. 1 to the Schedule TO.

***	Previously filed on February 21, 2003 as an exhibit to Amendment No. 3 to the Schedule TO.

****	Previously filed on February 25, 2003 as an exhibit to Amendment No. 4 to the Schedule TO.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

Page 5 of 8 Pages

Exhibit Index begins on Page 8

CUSIP Number: 67053T101

Schedule 13D

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“The total amount of funds required to purchase the 31,067,007 Company Common Shares validly tendered and accepted by Purchaser for payment in the Offer, including in the subsequent offering period of the Offer, is $217,469,049. Purchaser obtained such funds from Synopsys. Synopsys obtained such funds from available cash or cash equivalents on hand at the time of expiration of the subsequent offering period.”

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

“As a result of the expiration of the subsequent offering period of the Offer and the acceptance by Purchaser of all validly tendered Shares for payment of $7.00 per Company Common Share, net to the seller in cash, in accordance with the terms of the Offer, as of February 27, 2003, Synopsys and Purchaser share beneficial ownership of an aggregate of approximately 31,107,569 Company Common Shares, including approximately 79,780 Company Common Shares delivered through notices of guaranteed delivery, representing approximately 91.2% of the outstanding Company Common Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of Synopsys and Purchaser under Section 13(d) of the Exchange Act. The percentage of Company Common Shares beneficially owned described above is based upon 34,112,167 Company Common Shares outstanding as of the close of business on February 27, 2003.

Page 6 of 8 Pages

Exhibit Index begins on Page 8

CUSIP Number: 67053T101

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2003

SYNOPSYS, INC.

By:	/S/ STEVEN K. SHEVICK

Name: Steven K. Shevick Title: Chief Financial Officer

NEON ACQUISITION CORPORATION

By:	/S/ STEVEN K. SHEVICK

Name: Steven K. Shevick Title: President

Page 7 of 8 Pages

Exhibit Index begins on Page 8

CUSIP Number: 67053T101

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 23, 2003*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Text of joint press release issued by Synopsys and the Company, dated January 12, 2003*

(a)(1)(H)	Text of press release issued by Synopsys, dated January 23, 2003*

(a)(1)(I)	Form of summary advertisement, published January 23, 2003*

(a)(1)(J)	Text of press release issued by Synopsys, dated February 5, 2003**

(a)(1)(K)	Text of press release issued by Synopsys, dated February 21, 2003***

(a)(1)(L)	Text of press release issued by Synopsys, dated February 25, 2003****

(a)(1)(M)	Text of press release issued by Synopsys, dated February 28, 2003

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated January 12, 2003, among Synopsys, Purchaser and the Company*

(d)(2)	Stockholder Tender Agreement, dated January 12, 2003, between Synopsys and certain stockholders of the Company*

(d)(3)	Confidentiality Agreement, dated December 6, 2003, between Synopsys and the Company*

(g)	Not applicable

(h)	Not applicable

*	Previously filed on January 23, 2003 as an exhibit to the Schedule TO.

**	Previously filed on February 5, 2003 as an exhibit to Amendment No. 1 to the Schedule TO.

***	Previously filed on February 21, 2003 as an exhibit to Amendment No. 3 to the Schedule TO.

****	Previously filed on February 25, 2003 as an exhibit to Amendment No. 4 to the Schedule TO.

Page 8 of 8 Pages

Exhibit Index begins on Page 8